                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

          -----------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1997

          -----------------------------------------------------------

For the twelve-month period ended December 31, 1997.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rubbermaid Incorporated
         1147 Akron Road
         Wooster, Ohio 44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      RUBBERMAID RETIREMENT PLAN



Dated:  June 26, 1998                 /s/ William R. Connor
                                      -------------------------
                                      William R. Connor

[KPMG Peat Marwick LLP Letterhead]



                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------


The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 17, 1998, relating to the statements of assets available for benefits of the Rubbermaid Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP

/s/ KPMG Peat Marwick LLP




Cleveland, Ohio
June 23, 1998

[KPMG LOGO]


RUBBERMAID RETIREMENT PLAN

Financial Statements

December 31, 1997 and 1996


(With Independent Auditors' Report Thereon)

                           RUBBERMAID RETIREMENT PLAN


                                Table of Contents
                                -----------------







Independent Auditors' Report


Financial Statements:

    Statements of Assets Available for Benefits, with Fund Information -
       December 31, 1997 and 1996

    Statement of Changes in Assets Available for Benefits, with Fund
       Information - Year ended December 31, 1997

    Notes to Financial Statements

[KPMG Peat Marwick LLP Letterhead]











                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Plan Administrator of
Rubbermaid Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan (Plan) as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG PEAT MARWICK LLP


Cleveland, Ohio
June 17, 1998

                           RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                                 Participant-Directed
                                                             ------------------------------------------------------------

                                                                                Spartan
                                                               Stable         U.S. Equity       Fidelity        Fidelity
                                                               Value             Index          Puritan         Magellan
                                                                Fund             Fund            Fund             Fund
                                                             -----------      ----------       ----------      ----------

Assets:
   Investments, at fair value:
     Plan interest in investments of the
       Rubbermaid Master Trust                           $   148,481,717      59,293,717       14,268,109      17,010,292
                                                             -----------      ----------       ----------      ----------
              Total investments                              148,481,717      59,293,717       14,268,109      17,010,292

   Receivables:
     Employer contribution                                         -                -                -               -
     Participant contributions                                     -                -                -               -
                                                             -----------      ----------       ----------      ----------
              Assets available for benefits              $   148,481,717      59,293,717       14,268,109      17,010,292
                                                             ===========      ==========       ==========      ==========

See accompanying notes to financial statements.


                                       Participant-Directed
-----------------------------------------------------------------------------------------------
                         Fidelity       Fidelity       Rubbermaid
                         Small Cap     Diversified      Unitized
        Fidelity         Selector      International     Stock           Loan                          Combined
       Contrafund          Fund           Fund            Fund           Fund           Other           Funds
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
        18,606,829      7,726,226       6,561,443      8,227,600       7,650,103            -        287,826,036
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
        18,606,829      7,726,226       6,561,443      8,227,600       7,650,103            -        287,826,036


              -               -               -              -               -        7,033,693        7,033,693
              -               -               -              -               -        1,526,337        1,526,337
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
        18,606,829      7,726,226       6,561,443      8,227,600       7,650,103      8,560,030      296,386,066
        ==========      =========       =========      =========       =========      =========      ===========

                           RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1996


                                                                                   Participant-Directed
                                                           -------------------------------------------------------------
                                                                                   Spartan
                                                                  Stable         U.S. Equity       Fidelity    Fidelity
                                                                  Value             Index          Puritan     Magellan
                                                                  Fund               Fund           Fund          Fund
                                                           ---------------        ----------       ------       -------
   Assets:
     Investments, at fair value:
       Investments in registered investment
         companies                                         $         -            53,449,132       70,897       103,759
       Plan interest in investments of the
         Rubbermaid Master Trust                               205,516,576             -             -            -
       Participant loans receivable                                  -                 -             -            -
                                                           ---------------        ----------       ------       -------
                Total investments                              205,516,576        53,449,132       70,897       103,759

     Receivables:
       Employer contribution                                         -                 -             -            -
       Participant contributions                                     -                 -             -            -
                                                           ---------------        ----------       ------       -------
                Assets available for benefits              $   205,516,576        53,449,132       70,897       103,759
                                                           ===============        ==========       ======       =======

   See accompanying notes to financial statements.


                                               Participant-Directed
-----------------------------------------------------------------------------------------------
                      Fidelity      Fidelity       Rubbermaid
                     Small Cap    Diversified       Unitized
      Fidelity        Selector    International      Stock             Loan                              Combined
     Contrafund         Fund          Fund            Fund             Fund             Other              Funds
     ----------       --------      --------       ---------        ---------         ---------         -----------

       104,393        37,015        49,467         3,452,621         -                 -                 57,267,284

        -              -             -              -                -                 -                205,516,576
        -              -             -              -               7,600,314          -                  7,600,314
       -------        ------        ------         ---------        ---------         ---------         -----------
       104,393        37,015        49,467         3,452,621        7,600,314          -                270,384,174


        -              -             -              -                -                5,700,097           5,700,097
        -              -             -              -                -                2,468,839           2,468,839
       -------        ------        ------         ---------        ---------         ---------         -----------
       104,393        37,015        49,467         3,452,621        7,600,314         8,168,936         278,553,110
       =======        ======        ======         =========        =========         =========         ===========

                           RUBBERMAID RETIREMENT PLAN

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1997



                                                                                  Participant-Directed
                                                         -----------------------------------------------------------------

                                                                                Spartan
                                                               Stable         U.S. Equity        Fidelity       Fidelity
                                                               Value             Index           Puritan        Magellan
                                                                Fund              Fund            Fund            Fund
                                                         -----------------------------------------------------------------
Additions to assets attributed to:
   Excess of net proceeds over market
     value at beginning of year:
       Aggregate proceeds                                $   239,656,995      45,913,153        5,013,649       3,845,566
       Aggregate cost                                        235,605,622      41,313,514        4,757,880       3,711,474
                                                         ---------------      ----------       ----------      ----------
              Net excess                                       4,051,373       4,599,639          255,769         134,092

   Net change in unrealized appreci-
     ation of securities                                      -                9,404,684        1,002,476       1,505,328
   Dividends                                                   2,693,978       1,342,870        1,160,190       1,030,862
   Interest                                                    3,585,384         138,913           36,800          53,482
   Loan repayments                                             1,213,138         618,658          142,438         227,939
                                                         ---------------      ----------       ----------      ----------
                                                              11,543,873      16,104,764        2,597,673       2,951,703

   Contributions:
     Employer contribution                                     3,219,670       1,601,648          469,879         654,662
     Participant contributions                                 2,339,806       1,735,316          650,676         924,323
                                                         ---------------      ----------       ----------      ----------
                                                               5,559,476       3,336,964        1,120,555       1,578,985
                                                         ---------------      ----------       ----------      ----------
              Total additions                                 17,103,349      19,441,728        3,718,228       4,530,688
                                                         ---------------      ----------       ----------      ----------

Deductions from assets attributed to:
   Benefits paid to participants                              25,589,973       5,105,479          691,964       1,098,184
   Loan disbursements                                          2,602,037         899,363          158,468         267,115
   Miscellaneous                                                 477,444          57,125            9,292           7,016
                                                         ---------------      ----------       ----------      ----------
              Total deductions                                28,669,454       6,061,967          859,724       1,372,315
                                                         ---------------      ----------       ----------      ----------

              Net increase (decrease)
                prior to transfers                           (11,566,105)     13,379,761        2,858,504       3,158,373

Net transfers (to) from other plans                             (614,601)       (841,453)        (258,531)       (256,909)
Interfund transfers                                          (44,854,153)     (6,693,723)      11,597,239      14,005,069
                                                         ---------------      ----------       ----------      ----------

              Net increase (decrease)                        (57,034,859)      5,844,585       14,197,212      16,906,533

Assets available for benefits:
   Beginning of year                                         205,516,576      53,449,132           70,897         103,759
                                                         ---------------      ----------       ----------      ----------
   End of year                                           $   148,481,717      59,293,717       14,268,109      17,010,292
                                                         ===============      ==========       ==========      ==========

See accompanying notes to financial statements.



                                       Participant-Directed
-----------------------------------------------------------------------------------------------
                         Fidelity       Fidelity       Rubbermaid
                         Small Cap     Diversified      Unitized
        Fidelity         Selector      International     Stock           Loan                          Combined
        Contrafund         Fund           Fund           Fund            Fund          Other           Funds
        ----------      ---------       ---------      ---------       ---------      ---------      -----------

         4,552,329      2,137,603       3,037,942      4,824,896        -              -             308,982,133
         4,414,695      2,097,937       2,837,889      3,969,251        -              -             298,708,262
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
           137,634         39,666         200,053        855,645        -              -              10,273,871


           848,149        627,018         322,633      4,325,145        -              -              18,035,433
         1,785,024        543,120         238,924         (3,356)       -              -               8,791,612
            43,517         16,100          21,526          9,320        -              -               3,905,042
           184,218         69,220          93,996         43,086      (2,592,693)      -                -
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
         2,998,542      1,295,124         877,132      5,229,840      (2,592,693)      -              41,005,958


           653,268        246,520         350,574        180,566        -             1,333,596        8,710,383
           998,929        360,440         479,472        213,044        -              (942,502)       6,759,504
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
         1,652,197        606,960         830,046        393,610        -               391,094       15,469,887
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
         4,650,739      1,902,084       1,707,178      5,623,450      (2,592,693)       391,094       56,475,845
        ----------      ---------       ---------      ---------       ---------      ---------      -----------


           839,366        384,323         508,016        592,539       1,263,199       -              36,073,043
           268,431         62,302         108,011         79,047      (4,444,774)      -              -
             6,948          5,540           2,326          6,893         498,565       -               1,071,149
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
         1,114,745        452,165         618,353        678,479      (2,683,010)      -              37,144,192
        ----------      ---------       ---------      ---------       ---------      ---------      -----------


         3,535,994      1,449,919       1,088,825      4,944,971          90,317        391,094       19,331,653

          (342,777)      (125,592)       (171,555)     1,153,249         (40,528)      -              (1,498,697)
        15,309,219      6,364,884       5,594,706     (1,323,241)       -              -                -
        ----------      ---------       ---------      ---------       ---------      ---------      -----------

        18,502,436      7,689,211       6,511,976      4,774,979          49,789        391,094       17,832,956


           104,393         37,015          49,467      3,452,621       7,600,314      8,168,936      278,553,110
        ----------      ---------       ---------      ---------       ---------      ---------      -----------
        18,606,829      7,726,226       6,561,443      8,227,600       7,650,103      8,560,030      296,386,066
        ==========      =========       =========      =========       =========      =========      ===========

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)    DESCRIPTION OF THE PLAN

       The following brief description of the Rubbermaid Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan is a defined contribution profit sharing plan with a 401(k) feature covering salaried and non-bargaining hourly associates, as defined by the Plan, of Rubbermaid Incorporated and Affiliated Companies that adopt the Plan (Company). Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    EMPLOYER CONTRIBUTIONS

              For Plan years beginning on or after January 1, 1995, but prior to January 1, 1997 (see note 6), as defined in the Plan document, depending upon the location at which the participant is employed, the participant will receive Company contributions equal to either the 5 Percent or the 7 Percent Contribution Formula. The major provisions of each contribution are described below:

              - 5 PERCENT CONTRIBUTION FORMULA - For those participants employed at locations listed in Section B of Schedule I to the Plan, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation plus an additional amount (not to exceed 2.5 percent based in 1995 and 1996 on return on net assets (RONA) and in 1997 on the level of Economic Value Added Improvement (EVA) that is achieved by the Company for the Plan year) of the aggregate eligible compensation. Such contribution is then allocated to eligible participants based on units credited during the Plan year (one unit is credited for each full $100 of compensation, one additional unit is credited for each $100 of compensation in excess of the Social Security taxable wage base, and one unit is credited for each full year of service). A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

              - 7 PERCENT CONTRIBUTION FORMULA - For those non-highly compensated participants employed at locations listed in Section A of Schedule I to the Plan, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation plus an additional amount (not to exceed 4.7 percent based in 1995 and 1996 on RONA and in 1997 on the level of EVA that is achieved by the Company for the Plan year) of the aggregate eligible compensation. Such contribution is then allocated to non-highly compensated eligible participants based on units credited during the Plan year (one unit is credited for each full $100 of compensation, and one unit is credited for each full year of service). Highly compensated eligible participants



                                                                   (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


                  receive an amount equal to 5 percent of compensation plus 5 percent of compensation in excess of the Social Security taxable wage base for the Plan year. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

              In addition, certain locations of the Company pay out to each Eligible Employee a payout of 0 percent to 8 percent of base pay (plus overtime) determined exclusively by the division's or location's performance on Improvement Sharing Plan measures. This payout will occur annually and can be paid in cash or deferred to the participant's account in the Plan, as a 401(k) contribution. The amount of deferral contributions to be made to the Plan on behalf of an Eligible Employee by the Company shall be fully vested.

       (c)    EMPLOYEE SALARY DEFERRAL CONTRIBUTIONS

              A 401(k) salary deferral feature is included in the Plan, allowing participants to make pretax salary deferrals of base compensation or wages and bonus compensation paid through the Improvement Sharing Plan.

       (d)    PARTICIPANT ACCOUNTS

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

       (e)    VESTING

              Participants are 100 percent vested in the portion of their accounts attributable to 401(k) contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100 percent vested after completing seven years of vesting service. Upon death, disability, or attainment of age 65, participants become 100 percent vested.

       (f)    INVESTMENTS

              All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eight investment funds held by the Plan. Currently, the available investment funds include: (a) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; (b) Spartan U.S. Equity Index Fund, which invests primarily in the 500 companies that comprise the Standard & Poor's 500 and in other securities that are based on the value of the index; (c) Fidelity Puritan Fund, which invests in a broadly diversified portfolio of high-yielding equity and debt securities; (d) Fidelity Magellan Fund, which invests primarily in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth; (e) Fidelity Contrafund, which invests mainly in equity securities of companies that are undervalued or out-of-favor; (f) Fidelity Small Cap Selector Fund, which invests mainly in equity securities of companies with small market capitalizations that are determined to be undervalued compared to others in their industries; (g) Fidelity Diversified International Fund, which invests mainly in foreign equity




                                                                  (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

              securities that are determined to be undervalued compared to others in their industries and countries; and (h) Rubbermaid Unitized Stock Fund, which invests in common stock of Rubbermaid Incorporated.

              For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. Collectively, such funds comprise the Rubbermaid Master Trust (Master Trust) with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (g)    PAYMENT OF BENEFITS

              A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount paid shall not exceed the participant's vested interest.

       (h)    PARTICIPANT LOANS

              Loans of up to 50 percent of the vested portion of the participant's individual account may be obtained by qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

       (i)    FORFEITED ACCOUNTS

              Employer contributions were eligible to be reduced by forfeited nonvested accounts totaling approximately $1,395,000 in 1997 and $2,339,000 in 1996.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of participant accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade date basis.
                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


       (c)    GUARANTEED PRINCIPAL AND INTEREST CONTRACTS

              The Master Trust has guaranteed principal and interest contracts with major financial institutions and insurance companies, as discussed in note 5. These investments are part of the Stable Value Fund at December 31, 1997 and 1996. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    ADMINISTRATIVE EXPENSES

              All normal costs and expenses of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (f)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

 (4)   TAX STATUS

       The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended effective January 1, 1997 and also, as described in note 6, at January 1, 1998. The plan administrator and the Plan's tax counsel do not believe that these amendments will have any negative impact on compliance with the applicable requirements of the IRC.


                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


(5)    MASTER TRUST FINANCIAL INFORMATION

       As described in note 1(f), all of the Plan's investments as of December 31, 1997, and a portion of the Plan's investments as of December 31, 1996, are contained in a Master Trust in which they are combined for investment purposes with the assets of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. The Master Trust fund assets at December 31, 1997 and 1996, are as follows:


                                                                1997                            1996
                                                     -------------------------       -------------------------
                                                                      Plan's                         Plan's
                                                                    Percentage                     Percentage
                                                        Market       Interest          Market       Interest
                                                         Value      (Rounded)           Value      (Rounded)
                                                     -------------  ---------        -----------   -----------

       Stable Value Fund                             $ 210,402,030     71%           305,726,826      67%
       Spartan U.S. Equity Index Fund                  105,294,786     56                  -
       Fidelity Puritan Fund                            21,806,761     65                  -
       Fidelity Magellan Fund                           26,393,970     64                  -
       Fidelity Contrafund                              25,337,061     73                  -
       Fidelity Small Cap Selector Fund                  8,764,941     88                  -
       Fidelity Diversified International Fund           9,583,013     68                  -
       Rubbermaid Unitized Stock Fund                    9,212,167     89                  -
       Equity Index Fund                                     -                        31,823,616       0
       Fixed Income Fund                                     -                         3,863,162       0
       Stock Fund                                            -                         1,728,946       0
       Loan Fund                                         9,293,110     82              1,823,586       0
                                                     -------------                   -----------

       Total investments held by
         the Master Trust fund                       $ 426,087,839     68%           344,966,136      60%
                                                     =============                   ===========

       The Master Trust has investment contracts with major financial institutions and insurance companies with respect to the Stable Value Fund. Fidelity Management Trust Company maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco, the investment manager. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1997 and 1996, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan was $42,858,567 and $108,163,199, respectively, and the corresponding contract value was $42,695,507 and $107,815,653, respectively. Both the average yield and the crediting interest rate were 6.03 percent as of December 31, 1997 and were 6.52 percent as of December 31, 1996.

       On November 1, 1996, the assets of the Plan except those of the Stable Value Fund were transferred from National City Bank to Fidelity Management Trust Company (Fidelity).

       As of December 31, 1996, National City Bank was the trustee of the Master Trust, which comprised the Stable Value Fund of the Plan commingled with the investments of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. On September 1, 1997, the Stable Value Fund of the Plan along with all the assets of the Rubbermaid Retirement Plan for Collectively-Bargained Associates maintained by National City Bank Master Trust, were transferred to


                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


       Fidelity, the new trustee of the Master Trust. As of December 31, 1997, the Master Trust maintained by Fidelity is comprised of all the assets of the Plan commingled with all the assets of the Rubbermaid Retirement Plan for Collectively-Bargained Associates.

       A summary of Master Trust investment activity is as follows:



                           Equity        Fixed          Stable                   Spartan U.S.    Fidelity
                           Index         Income         Value         Stock      Equity Index     Puritan
                            Fund          Fund          Fund          Fund          Fund           Fund
                       ------------    ----------    -----------     ---------   -----------     ----------
Balance at
    December 31, 1996  $ 31,823,616     3,863,162    305,726,826    1,728,946            -              -

Contributions:
    Employer                777,152       244,384      5,640,103       22,702      1,601,648        469,879
    Participants            104,007         4,051      2,791,553        1,592      1,866,680        671,115
Net appreciation
    (depreciation) in
    fair value            7,949,708        20,643      6,093,312     (686,919)    17,074,352      1,273,039
Dividends                       -         171,935      4,299,640       28,926      1,903,418      1,388,924
Interest                     11,725         1,705      5,393,533          613        154,535         38,765
Loan repayments             171,453        15,033      1,784,601          662        693,067        148,628
Benefit payments         (2,413,794)      (67,168)   (45,838,418)    (138,923)    (5,235,225)      (718,941)
Loan disbursements         (330,258)      (29,549)    (3,012,159)     (17,731)      (962,302)      (162,267)
Interfund               (37,943,462)   (4,206,242)   (71,192,238)    (935,443)    35,648,210     18,894,587
Transfers                  (102,782)       (8,292)      (660,740)      (2,899)      (841,604)      (258,573)
Other                       (47,365)       (9,662)      (623,983)      (1,526)    53,392,007         61,605
                       ------------    ----------    -----------     ---------   -----------     ----------

Balance at
    December 31, 1997  $        -             -      210,402,030          -      105,294,786     21,806,761
                       ============    ==========    ===========     =========   ===========     ==========




                                                      Fidelity     Fidelity     Rubbermaid
                         Fidelity                     Small Cap  Diversified     Unitized
                         Magellan       Fidelity      Selector   International     Stock       Loan
                          Fund         Contrafund       Fund         Fund          Fund        Fund           Totals
                       -----------     ----------    ---------    ---------     ---------    ---------     -----------
Balance at
    December 31, 1996    $     -            -            -             -            -        1,823,586     344,966,136

Contributions:
    Employer               654,662        653,268      246,520      350,574       180,566        -          10,841,458
    Participants           964,069      1,022,285      365,534      492,510       216,421        -           8,499,817
Net appreciation
    (depreciation) in
    fair value           1,411,014        486,020      616,283      468,313     6,051,860        -          40,757,625
Dividends                1,427,844      2,340,217      603,028      354,438        (3,356)       -          12,515,014
Interest                    58,344         46,398       17,042       24,232         9,856      117,545       5,874,293
Loan repayments            244,642        196,570       71,621      101,534        43,600   (3,471,411)         -
Benefit payments        (1,122,056)      (845,155)    (391,895)    (517,159)     (595,828)  (1,185,025)    (59,069,587)
Loan disbursements        (268,997)      (284,669)     (62,787)    (114,720)      (79,759)   5,325,198          -
Interfund               23,184,698     21,967,459    7,393,769    8,547,719    (1,210,170)    (148,887)         -
Transfers                 (256,993)      (342,777)    (125,592)    (171,569)    1,153,249      (40,528)     (1,659,100)
Other                       96,743         97,445       31,418       47,141     3,445,728    6,872,632      63,362,183
                       -----------     ----------    ---------    ---------     ---------    ---------     -----------

Balance at
    December 31, 1997  $26,393,970     25,337,061    8,764,941    9,583,013     9,212,167    9,293,110     426,087,839
                       ===========     ==========    =========    =========     =========    =========     ===========

                                                                                                           (Continued)


                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


(6)    SUBSEQUENT EVENTS

       Effective January 1, 1998, the Plan was amended to provide a Company contribution equal to 6 percent of a participant's (other than Everything Rubbermaid Store employees) eligible compensation with an opportunity for an additional 3 percent of the participant's eligible compensation based on "EVA Targets." Additionally, effective April 1, 1998, the Plan shall provide for a fully vested Company matching contribution equal to 50 percent (100 percent during the second quarter of 1998) of the first 6 percent of a participant's salary deferred into the Plan and shall provide for rollovers.